

March 15, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Digital Large Cap Fund LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Digital Large Cap Fund LLC**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed February 4, 2022**
> **File No. 000-56284**

Dear Mr. Sonnenshein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Form 10 filed February 4, 2022

General

1. Refer to your responses to comment 1 of our letter dated June 10, 2021 and related comments. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow at 202-551-6524 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance